Filed by Broadcom Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Qualcomm Incorporated

(Commission File No. 000-19528)

Broadcom’s proposal provides Qualcomm stockholders with immediate and substantial value and ability to participate in future success of the combination which:			$130B2 TRANSACTION

Creates a strong, global company with impressive portfolio of technologies and products	Accelerates innovation to deliver more advanced semiconductor solutions to global customers	Delivers compelling financial benefits, including an enhanced financial profile, benefiting from Broadcom’s proven operating model with industry-leading margins	$70.00 IN CASH AND STOCK >> $60.00 PER SHARE IN CASH >> $10.00 PER SHARE IN BROADCOM SHARES

BROADCOM HAS A STRONG TRACK RECORD OF SUCCESSFULLY INTEGRATING COMPANIES TO CREATE VALUE FOR STOCKHOLDERS, CUSTOMERS AND EMPLOYEES

STOCKHOLDERS

•          28% premium for Qualcomm stockholders[1]

•          Premium of 33% to Qualcomm’s unaffected 30-day volume-weighted average price

•          Combined pro forma fiscal 2017 revenues of ~$51B and pro forma 2017 EBITDA of ~$23B2, including synergies

•          Transaction expected to be accretive to Broadcom’s Non-GAAP EPS in first full year after close

CREATES LEADING DIVERSIFIED COMMUNICATIONS SEMICONDUCTOR COMPANY

BROADCOM

Diversified global
semiconductor leader built
on 50 years of innovation,
collaboration and engineering

excellence

+

QUALCOMM

Propelled the mobile
industry to the forefront of
the technology world as a
market leader in wireless
telecommunications products

CUSTOMERS

•          As a result of enhanced scale, reach and financial flexibility, combined company will be able to accelerate innovation and deliver more advanced value-added semiconductor solutions to global customers

EMPLOYEES	• Broadcom has a long history of providing outstanding opportunities to employees of acquired companies
• Employees of Broadcom and Qualcomm would benefit from substantial opportunities for growth and development as part of larger company

Clear Roadmap to Completion
REGULATORY APPROVALS EXPECTED IN A TIMELY MANNER	COMMITTED TO TRANSACTION

•          Transaction subject to: HSR in U.S. and regulatory approvals in relevant jurisdictions globally

•          Redomiciling plan further increases deal certainty

•          Broadcom expects transaction would close within approximately 12 months of definitive agreement

•          Broadcom has devoted substantial time and effort to understanding merits of transaction and has made good faith efforts to discuss a business combination with Qualcomm

•          Unanimous Broadcom Board approval

•          No financing condition

•          Proposal stands whether Qualcomm’s pending acquisition of NXP is consummated on currently disclosed terms of $110 per NXP share or the transaction is terminated

•          Broadcom and its advisors are prepared to engage immediately to work toward a definitive agreement

[1]	Over the closing price of Qualcomm common stock on November 2, 2017, the last unaffected trading day prior to media speculation regarding a potential transaction
[2]	Pro forma financials and enterprise value include NXP

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Broadcom and Qualcomm. These statements include, but are not limited to, statements that address Broadcom’s expected future business and financial performance and statements about (i) proposed transaction involving Broadcom and Qualcomm and the expected benefits of the proposed transaction, (ii) the expected benefits of other acquisitions, (iii) Broadcom’s plans, objectives and intentions with respect to future operations and products, (iv) Broadcom’s competitive position and opportunities, (v) the impact of acquisitions on the market for Broadcom’s products, and (vi) other statements identified by words such as “will”, “expect”, “believe”, “anticipate”, “estimate”, “should”, “intend”, “plan”, “potential”, “predict”, “project”, “aim”, and similar words, phrases or expressions. These forward-looking statements are based on current expectations and beliefs of the management of Broadcom, as well as assumptions made by, and information currently available to, such management, current market trends and market conditions and involve risks and uncertainties, many of which are outside Broadcom’s and management’s control, and which may cause actual results to differ materially from those contained in forward-looking statements. Accordingly, you should not place undue reliance on such statements.

Such risks, uncertainties and assumptions include: the ultimate outcome of any possible transaction between Broadcom and Qualcomm, including the possibility that Qualcomm will reject the proposed transaction with Broadcom; uncertainties as to whether Qualcomm will cooperate with Broadcom regarding the proposed transaction; the effect of the announcement of the proposed transaction on the ability of Broadcom and Qualcomm to retain customers, to retain and hire key personnel and to maintain favorable relationships with suppliers or customers; the timing of the proposed transaction; the ability to obtain regulatory approvals and satisfy other closing conditions to the completion of the proposed transaction (including shareholder approvals); and other risks related to the completion of the proposed transaction and actions related thereto. Other risks, uncertainties and assumptions that could materially affect future results include: any risks associated with loss of Broadcom’s significant customers and fluctuations in the timing and volume of significant customer demand; Broadcom’s dependence on contract manufacturers and outsourced supply chain; any acquisitions Broadcom may make, as well as delays, challenges and expenses associated with receiving governmental and regulatory approvals and satisfying other closing conditions, and with integrating acquired companies with Broadcom’s existing businesses and Broadcom’s ability to achieve the benefits, growth prospects and synergies expected from such acquisitions, including Broadcom’s pending acquisition of Brocade Communications Systems, Inc. and Broadcom’s proposed acquisition of Qualcomm; the ability of Broadcom to integrate Qualcomm’s business and make changes to its business model, and to resolve legal proceedings, governmental investigations and customer disputes relating to Qualcomm’s licensing practices; Broadcom’s ability to accurately estimate customers’ demand and adjust Broadcom’s manufacturing and supply chain accordingly; Broadcom’s significant indebtedness, including the substantial indebtedness Broadcom expects to incur in connection with Broadcom’s proposed acquisition of Qualcomm, and the need to generate sufficient cash flows to service and repay such debt; dependence on and risks associated with distributors of Broadcom’s products; Broadcom’s ability to improve its manufacturing efficiency and quality; increased dependence on a small number of markets; quarterly and annual fluctuations in operating results; cyclicality in the semiconductor industry or in Broadcom’s target markets; global economic conditions and concerns; Broadcom’s competitive performance and ability to continue achieving design wins with its customers, as well as the timing of those design wins; rates of growth in Broadcom’s target markets; prolonged disruptions of Broadcom’s or its contract manufacturers’ manufacturing facilities or other significant operations; Broadcom’s dependence on outsourced service providers for certain key business services and their ability to execute to its requirements; Broadcom’s ability to maintain or improve gross margin; Broadcom’s ability to maintain tax concessions in certain jurisdictions; Broadcom’s ability to protect its intellectual property and the unpredictability of any associated litigation expenses; any expenses or reputational damage associated with resolving customer product and warranty and indemnification claims; Broadcom’s ability to sell to new types of customers and to keep pace with technological advances; market acceptance of the end products into which Broadcom’s products are designed; and other events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.

Broadcom’s filings with the Securities and Exchange Commission (“SEC”), which you may obtain for free at the SEC’s website at http://www.sec.gov, discuss some of the important risk factors that may affect Broadcom’s business, results of operations and financial condition. Broadcom undertakes no intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Broadcom has made for an acquisition of Qualcomm. In furtherance of this proposal and subject to future developments, Broadcom (and, if a negotiated transaction is agreed, Qualcomm) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Broadcom and/or Qualcomm may file with the SEC in connection with the proposed transaction.

Investors and security holders of Broadcom and Qualcomm are urged to read the proxy statement(s), registration statement, tender offer statement, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Broadcom and/or Qualcomm, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Broadcom through the web site maintained by the SEC at http://www.sec.gov.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Broadcom and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. You can find information about Broadcom’s executive officers and directors in Broadcom’s definitive proxy statement filed with the SEC on February 17, 2017. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov.